EXHIBIT 99.2

Disclosure of Transactions in Own Shares

Paris, March 7, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 28, 2019 to March 6, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
28.02.2019	208,323	49.7830	10,370,945	XPAR
28.02.2019	19,058	49.7912	948,921	BATE
28.02.2019	72,981	49.7699	3,632,256	CHIX
28.02.2019	-	-	-	TRQX
01.03.2019	151,330	49.9576	7,560,083	XPAR
01.03.2019	18,760	49.9875	937,765	BATE
01.03.2019	71,637	49.9565	3,578,735	CHIX
01.03.2019	-	-	-	TRQX
04.03.2019	141,627	50.3856	7,135,963	XPAR
04.03.2019	29,023	50.3900	1,462,468	BATE
04.03.2019	67,503	50.3899	3,401,470	CHIX
04.03.2019	-	-	-	TRQX
05.03.2019	183,510	50.6438	9,293,646	XPAR
05.03.2019	35,413	50.6412	1,793,357	BATE
05.03.2019	77,265	50.6434	3,912,960	CHIX
05.03.2019	-	-	-	TRQX
06.03.2019	185,890	51.0165	9,483,450	XPAR
06.03.2019	35,197	51.0132	1,795,513	BATE
06.03.2019	72,945	51.0115	3,721,031	CHIX
06.03.2019	-	-	-	TRQX
Total	1,370,462	50.3688	69,028,561

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Investor Relations: +44 (0)207 719 7962 l ir@total.com